October 23, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Jessica Livingston, Staff Attorney
100 F Street, N.E.
Washington, D.C.  20549

Re:	NorthWest Indiana Bancorp
Registration Statement on Form S-4 filed on October 10, 2018
File No. 333-227785

Dear Ms. Livingston:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NorthWest Indiana Bancorp (the “Registrant”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:00 p.m. (EDT) on Thursday, October 25, 2018, or as soon as practicable thereafter.

Please contact David P. Hooper, Esq. of Barnes & Thornburg LLP at (317) 231-7333 with any questions you may have regarding this request.  In addition, please notify Mr. Hooper by telephone when this request for acceleration has been granted.

Sincerely,

/s/ Robert T. Lowry

Robert T. Lowry
Executive Vice President,
Chief Financial Officer and Treasurer

cc:	Benjamin J. Bochnowski
Leane E. Cerven
David P. Hooper

9204 Columbia Avenue • Munster, IN 46321• (219) 836-4400 • www.ibankpeoples.com